UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SINOVAC BIOTECH LTD.

(Exact name of registrant as specified in its charter)

Antigua, West Indies	Not Applicable
(State or other jurisdiction	(I.R.S. Employer Identification
of incorporation or organization)	Number)

No. 39 Shangdi Xi Road, Haidian District, Beijing 100085 People’s Republic of China	Not Applicable
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered ___________________________________	Name of each exchange on which each class is to be registered __________________________________
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered

On March 28, 2016, Sinovac Biotech Ltd. (the “Company”) entered into a Rights Agreement between the Company and Pacific Stock Transfer Company, as Rights Agent (as amended from time to time, the “Rights Agreement”).

In connection with the Rights Agreement, a dividend was declared of one preferred share purchase right (individually, a “Right” and collectively, the “Rights”) for each common share, par value $0.001 per share (the “Common Shares”), of the Company outstanding at the close of business on April 8, 2016 (the “Record Date”) and issuance was authorized and directed of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Expiration Date (each, as defined below). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until March 27, 2017 (the “Expiration Date”) (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, par value $0.001 per share (the “Series A Preferred Shares”), of the Company at a price of $30.00 per one one-thousandth of a Series A Preferred Share (the “Purchase Price”).

Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an “Acquiring Person”) or (ii) the close of business on the tenth business day after the date of commencement of, or first public announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights (unless earlier expired, redeemed or terminated) will be evidenced by the certificates representing the Common Shares registered in the names of the holders thereof or, in the case of uncertificated Common Shares registered in book entry form, by notation in book entry. Under the Rights Agreement, synthetic ownership of Common Shares in the form of derivative securities counts towards the 15% ownership threshold, to the extent actual Common Shares equivalent to the economic exposure created by the derivative security are directly or indirectly beneficially owned by a counterparty to such derivative security.

The Rights Agreement provides that any person who beneficially owned 15% or more of the Common Shares immediately prior to the first public announcement of the adoption of the Rights Agreement, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless and until such time as such Existing Holder, after the first public announcement of the adoption of the Rights Agreement, becomes the beneficial owner of one or more additional Common Shares (other than pursuant to (a) a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares, (b) a split or subdivision of the outstanding Common Shares or (c) any increase in beneficial ownership due to equity granted to the officers and directors of the Company and any subsidiary of the Company in their capacity as such officers and directors). However, if upon acquiring beneficial ownership of one or more additional Common Shares, the Existing Holder does not beneficially own 15% or more of the Common Shares then outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement.

The Rights will be transferred only in connection with the transfer of the underlying Common Shares until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 27, 2017, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The Rights will at no time have any voting rights.

Each Series A Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 or (ii) 1,000 times all cash dividends and 1,000 times (payable in kind) all non-cash dividends or other distributions, other than dividends or bonus issues payable in Common Shares or a subdivision of the issued and outstanding Common Shares (by reclassification or otherwise), declared on the Common Shares. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends and distributions), provided that such holders of the Series A Preferred Shares will be entitled to an aggregate payment of 1,000 times the payment made per share to holders of Common Shares. Each Series A Preferred Share will have 1,000 votes and will vote together with the holders of Common Shares as one class.

In the event of any merger, amalgamation, consolidation, combination or other transaction in which the Common Shares are exchanged, each Series A Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. The Series A Preferred Shares will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Series A Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend or bonus issue on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) upon the grant to holders of the Series A Preferred Shares of certain rights or warrants to subscribe for or purchase Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Series A Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a person becomes an Acquiring Person or if the Company were the surviving company in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then issued and outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board of, or a duly authorized committee thereof, as long as the Rights are then redeemable. After the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on April 8, 2016. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 1,000,000 Series A Preferred Shares initially for issuance upon exercise of the Rights.

The Rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Shares on terms not approved by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this registration statement. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits

1.	Rights Agreement, dated as of March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 29, 2016 of Sinovac Biotech Ltd.)

2.	Press Release of Sinovac Biotech Ltd., dated March 28, 2016 (incorporated by reference to Exhibit 99.1 of the Report on Form 6-K dated March 29, 2016 of Sinovac Biotech Ltd.)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name: Nan Wang Title: Chief Financial Officer

Date: March 29, 2016